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10027821

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50498

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOSSIO FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28004 CENTER OAKS, SUITE 100
(No. and Street)

WIXOM	MI	48393
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN J. BOSSIO (248) 449-9310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
FEB 26 2010
Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GROEN, KLUKA & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

888 WEST BIG BEAVER, SUITE 790	TROY	MI	48084
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ALAN J. BOSSIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BOSSIO FINANCIAL GROUP, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Alan J Bossio
Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GK
&Co.

Groen, Kluka & Company, P.C.
Certified Public Accountants and Management Consultants

CPAAI
CPA ASSOCIATES INTERNATIONAL

888 West Big Beaver Road, Suite 790
Troy, Michigan 48084
(248) 362-5000, Facsimile (248) 362-0999
Website: www.groenkluka.com

Members of CPA Associates International
With over 230 member offices worldwide

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Bossio Financial Group, Inc.

We have audited the accompanying statement of financial condition of Bossio Financial Group, Inc. as of December 31, 2009, and the related statements of operations, stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bossio Financial Group, Inc. at December 31, 2009, and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Groen, Kluka + Company, P.C.

February 19, 2010

BOSSIO FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

ASSETS		
Cash	$	23,089
Furniture, fixtures and equipment, less depreciation (Notes A2 and B)		-
	$	23,089

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accrued expenses to related party	$	800
STOCKHOLDERS' EQUITY (Note D)		
Common stack - authorized, 60,000 shares; issued and outstanding, 10,000 shares		40,388
Retained earnings		(18,099)
		22,289
	$	23,089

The accompanying notes are an integral part of this statement.

BOSSIO FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2009

Revenues	
Commissions	$ 29,157
Investment banking	4,000
Valuation services	1,000
Interest	11
	34,168
Expenses (Note E)	
Management fee	18,651
License, fees and dues	745
Professional and outside services	2,950
Other operating expenses	-
	22,346
Net income (Note C)	$ 11,822

The accompanying notes are an integral part of this statement.

BOSSIO FINANCIAL GROUP, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2009

	Common Stock		Retained Earnings	
Balance at January 1, 2008	$	40,388	$	(29,921)
Shareholder distributions		-		-
Net income for year		-		11,822
Balance at December 31, 2008	$	40,388	$	(18,099)

The accompanying notes are an integral part of this statement.

BOSSIO FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2009

Cash flows from operating activities		
Net income	$	11,822
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		
Decrease in accrued expenses		(1,000)
Net cash provided (used) by operating activities		10,822
Cash flows (used) by investing activities:		
Purchase of equipment		-
Cash flows used by financing activities:		
Distributions to shareholders		-
Advances to shareholder		-
Net cash provided (used) by financing activities		-
Net increase (decrease) in cash		10,822
Cash at beginning of year		12,267
Cash at end of year	$	23,089
Cash paid during the year for - interest	$	-

The accompanying notes are an integral part of this statement.

BOSSIO FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied, in the preparation of the accompanying financial statements follows:

Organization and Nature of Business

Bossio Financial Group, Inc. (the Company) was incorporated in Michigan and has membership in the National Association of Securities Dealers, Inc. Pursuant to orders issued by the Securities Exchange Commission, the Company conducts a general securities business as a securities broker/dealer and as a registered investment advisor and must meet the requirements of the 1934 Securities Act and the 1940 Investment Advisors Act.

The client base of the Company is retail and institutional accounts located primarily in southeast Michigan. The Company introduces all of its customers' accounts to New York Stock Exchange, Inc. member firms on a fully disclosed basis. As such, the Company does not carry customer funds or customer securities and is exempt from certain provisions of SEC Rule 15c3-3.

Advertising

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Commissions and Investment Banking

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment banking revenue includes fees from securities offerings and advisory services, and are recorded at the time the income is reasonably determinable.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred. Depreciation and amortization is charged to operations over the useful lives of the assets, five years, using accelerated depreciation methods.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B. FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consist of the following at December 31, 2009:

Office Equipment	$ -
Less: Accumulated Depreciation	-
	$ -

NOTE C. INCOME TAXES

Pursuant to an election under Subchapter S of the Internal Revenue Code, the Stockholders' have elected to be taxed personally for income tax purposes and not as a corporation.

NOTE D. NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $22,289, which was $17,289 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .04 to 1.

NOTE E. RELATED PARTY TRANSACTIONS

The company's management and administration is provided by A.J. Bossio & Co., P.C., a company related via common ownership. Management fees, administrative and occupancy expenses paid for the year ended December 31, 2009 was $19,651.

NOTE F. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair value based on their short-term nature.

NOTE G. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 19, 2010, the date on which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

GK
&Co.

Groen, Kluka & Company, P.C.
Certified Public Accountants and Management Consultants

CPAAI
CPA ASSOCIATES INTERNATIONAL

888 West Big Beaver Road, Suite 790
Troy, Michigan 48084
(248) 362-5000, Facsimile (248) 362-0999
Website: www.groenkluka.com

Members of CPA Associates International
With over 230 member offices worldwide

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Bossio Financial Group, Inc.

We have audited the accompanying financial statements of Bossio Financial Group, Inc. as of and for the year ended December 31, 2009, and have issued our report thereon dated February 19, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Groen, Kluka & Company, P.C.

February 19, 2010

BOSSIO FINANCIAL GROUP, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

NET CAPITAL		
Total stockholders' equity (qualifying)		$ 22,289
Non-allowable assets		
Furniture, fixtures and equipment	$ -	
Deposits and receivables	-	
Haircuts on securities-stocks and mutual funds	-	
Undue concentrations	-	-
Net capital		22,289
Net capital requirement		5,000
Excess net capital		$ 17,289
AGGREGATE INDEBTEDNESS		
Total liabilities and aggregate indebtedness		$ 800
Net capital per above		$ 22,289
Ratio of aggregate indebtedness to net capital		0.04
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II Focus report		$ 22,289
Net audit adjustments		-
Net capital per above		$ 22,289

There are no material differences between net capital as reported in the Company's Part II Focus Report and the computation of net capital above.

BOSSIO FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

December 31, 2009

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